

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


10015426

12 March 2010

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.


cue

Cue Energy Resources Limited

PRESENTATION

March 2010



IT'S ALL ABOUT PERFORMANCE

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.



CORPORATE UPDATE



CUE ENERGY STATISTICS

Cue Energy Resources Limited

20 Largest Shareholders

Shareholder	Ordinary Shares	Percentage Held
Todd Petroleum Mining Company Limited	163,103,314	23.52%
UOB Kay Hian Private Limited	115,596,671	16.67%
Octanex NL	43,656,168	6.30%
Todd Tasman Oil Ltd	25,920,000	3.74%
Berne No 132 Nominees Pty Ltd	11,894,397	1.72%
Portfolio Securities Pty Ltd	10,737,130	1.55%
CIMB-GK Securities Pte Ltd	9,217,769	1.33%
Peter Neville Findlay & Richard Norman Martin	8,017,134	1.16%
Mr Colin MacEwan & Ms Bronwyn Beder	7,265,000	1.05%
JP Morgan Nominees Australia Limited	5,212,275	0.75%
The Albers Companies Incorporated Pty Ltd	4,440,745	0.64%
ANZ Nominees Limited	4,298,366	0.62%
Ernest Geoffrey Albers	4,010,784	0.58%
Finot Pty Ltd	4,000,000	0.58%
Mr Neil Clifford Abbott & Gellert Ivanson Trustee	3,800,000	0.55%
SCFI Pty Ltd	3,700,000	0.53%
Mr Richard Tweedie	3,159,118	0.46%
Adziel Pty Ltd	3,000,000	0.43%
Charles Arthur John Whyte	2,697,000	0.39%
Reviresco Nominees Pty Ltd	2,600,000	0.38%

Australian Registered Company

Shareholders	4,909
Listings	Australia /New Zealand /PNG
Ordinary Shares	693,319,718 Million
Top 20 Shareholders	436 Million (63%)

Top 2 Shareholders

Todd Petroleum	27%
Singapore Petroleum	16.7%
Market Capitalisation @ A21 cents	A$146 Million
Cash at 1 March 2010	A$25.3Million
Project Loan Facility	US$16.95 Million
Employees	7

Cue Energy Resources Limited

DIRECTORS & EXECUTIVES

Board

Richard Tweedie LL.B *(NON EXECUTIVE CHAIRMAN)* — MD Todd Energy NZ – 27% of shares

Leon Musca LL.B *(NON EXECUTIVE DIRECTOR)* — Lawyer - 1.8% of shares

Steven Koroknay (B Eng) *(NON EXECUTIVE DIRECTOR)* — 30 years experience; Joined Cue 2009

Executives

Bob Coppin B Sc (Hons) *(CHIEF EXECUTIVE OFFICER)* — 40 years experience, oil & gas; Joined Cue 1994

Andrew Knox B Com *(CHIEF FINANCIAL OFFICER)* — 24 years experience, oil & gas; Joined Cue 1994

Terry White B Sc (Hons) *(EXPLORATION MANAGER)* — 29 years experience, oil & gas; Joined Cue 2008

... very experienced team



ASSET LOCATION MAP
Cue Energy Resources Limited
OIL, GAS PRODUCTION
Sampang PSC
Cue 15%
CONTINGENT GAS RESOURCE
AC/RL 7
Cue 20%
EXPLORATION
WA-389-P
*Cue 100%
EXPLORATION
WA-359-P
WA-409-P
*Cue 50%
EXPLORATION
WA-360-P +
Cue 15%
EXPLORATION
WA-361-P
Cue 15%
OIL PRODUCTION
PDL3
Cue 5.568892%
(SE Gobe Unit 3.285651%)
EXPLORATION
PPL190
Cue 10.947%
CONTINGENT GAS RESOURCE
PRL9
Cue 14.894%
CONTINGENT GAS RESOURCE
PRL8
Cue 10.72%
EXPLORATION
T/37P & T/38P
* Cue 50%
OIL PRODUCTION/ APPRAISAL
PMP 38160/ PEP 38413
Cue 5%
EXPLORATION
PEP 51313 & PEP 51149
Cue 20%
MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
BRISBANE
SYDNEY
CANBERRA
ADELAIDE
MELBOURNE
HOBART
PERTH
* Operator
+ MEO +5% OPTION

CUE HYDROCARBON INVENTORY

Cue Energy Resources Limited

OIL RESERVES / RESOURCES



2.6 mmbls (2P)
Maari
(New Zealand)
0.5 mmbls (2P equiv*)
Manaia / Maari other
(New Zealand)
0.27 mmbls (2P*)
Oyong
(Indonesia)
0.12 mmbls (2P)
SE Gobe
(PNG)

... drives cash flow increase

* Cue estimate

GAS RESOURCES / RESERVES



2.5 BCF
(2P equiv)
SE Gobe
(PNG)
~30 BCF
(2P equiv)
Kimu
(PNG)
120 BCF
(2P equiv)
Maple/ Cash
(Australia)
120 BCF
(2P equiv)
Barikewa
(PNG)
12 BCF 2P*
Oyong
(Indonesia)
12 BCF*
(2P equiv)
Wortel
(Indonesia)

...large future gas potential


NET PRODUCTION FORECAST
Cue Energy Resources Limited
BOEPD
3500
3000
2500
2000
1500
1000
500
0
2010
2011
2012
2013
2014
2015
2016
2017
SE Gobe gas
Barikewa gas
Cash Maple gas
SE Gobe Oil
Oyong Oil
Maari Oil
Manaia, M2A Oil
Oyong Gas
Wortel Gas
Other Gas

GROWTH PLAN

Cue Energy Resources Limited

... Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalisation greater than A$ 500 million

1. Indigenous Growth

EXPLORATION

APPRAISAL

DEVELOPMENT

PRODUCTION

2. Acquisitions / Mergers

... balanced portfolio


CUE OPPORTUNITIES FOR GROWTH
Cue Energy Resources Limited
Exploration
Appraisal
Likely development
Production
LNG Scale Gas
Carnarvon Basin Permits
• Artemis -1
• Caterina -1
PNG: PRL9 Barikewa -3
Oil
NZ: PEP51313
• Matariki
• Te Whatu
• NZ: Maari
• Ind: Oyong
• PNG: SE Gobe
Gas & Condensate
NZ: PEP51149
• Te Kiri
• Tohu
Indonesia: Wortel gas field
Indonesia: Oyong field

Cue Energy Resources Limited

LNG SCALE GAS PROSPECTS



CARNARVON BASIN PERMITS


LEGEND
Oil Field
Gas Condensate Field
Cue Operated Permit
Cue Non-Operated Permit
AUSTRALIA
Caterina prospect
WA-389-P
WA-409-P
WA-359-P
Artemis prospect
Planned Wheatstone development
WA-361-P
WA-360-P
NWSV Existing LNG
Pluto LNG
Gorgon LNG
Dampier

- 5 permits on trend with major discoveries and new developments
- Significant existing and planned LNG processing capacity in the region
  - Possible 3rd party access
- WA-360-P: Artemis -1
  - Drilling planned in 2010
- WA-389-P: Caterina -1
  - Farmout and possible drilling in 2010/2011

... adjacent to LNG developments

WA-360-P: ARTEMIS PROSPECT



Depth
Facies change to marine shale
Fault boundary
CalypsoShelf Edge
Legendre Shelf Edge
Estimated 12TCF recoverable
Subcrop
Western boundary of Artemis Prospect defined by faults with pinchout of reservoir sequences.
Top Legendre Depth Map
Capella-1
Perseus South-1
Goodwyn-A1
Keast-1
Lady Nora-1
Wheatstone-1
Pluto-1
Iago-1
North Tryal Rocks-1

Source: MEO 2009

JV Participants	Participating Interest
Northwest Shelf Exploration Pty Ltd (MEO subsidiary)	70% (Operator) *
Cue Energy Resources Ltd	**15%**
Rankin Trend Pty Ltd (Moby Oil and Gas subsidiary)	15%

** farming down to 20%*

- **Proposed to drill in 3Q, 2010**
- **MEO progressing farm-in with "major" international petroleum company**
- **Cue to have 15% free carried interest in the well**

Calypso & Legendre Formations	P_{90}	P_{50}	Mean	P_{10}
Potential Gas in Place (TCF)	13.6	19.8	20.2	27.5
Potential recoverable gas (TCF)	8.1	11.8	12.0	16.4
Potential recoverable condensate (MMbbls)	90	139	144	206

WA-389-P: PROSPECTS and LEADS


WA-389-P
Ezard
Donovans
The Point
Caterina
Movida
Rockpool
Intimo
Scale 10km

Gas-in-Place	Low (Tcf)	Mid (Tcf)	High (Tcf)
Caterina -1 prospect	2.7	3.9	5.3
Rockpool lead	1.2	1.5	1.9
Ezard lead	0.5	1.6	10.9
(primary Top Mungaroo objective only)			

- Caterina prospect
  - Strong amplitude, AVO response
  - Inversion study predicts 80% chance of gas
  - Significant upside, P_{50} gas in place for all objectives is 10.7 TCF
- Cue currently seeking to farmout and proposing to drill 2010/2011

... potential to supply an LNG development

WA-389-P: Caterina Prospect





WA-388-P
WA-389-P
CUE 100%
ROSE 3D Seismic
4300
4400
4500
4600
4200
Scale 5km

Near Top Mungaroo - Depth Map

4300mSS closing contour

- P_{50} GIIP @ Top Mungaroo – 4 Tcf
- Significant upside – P_{50} GIIP for all objectives ~ 10.7 Tcf

WA-389-P: Caterina Prospect

Cue Energy Resources Limited



Amplitude Map
WA-389-P
Section line
Legendre FMN
Athol FMN
Intra-Athol sst
top Brigadier FMN
Near top Mungaroo FMN
Intra- Mungaroo (Channels)
INLINE 3130
Depth SEGY Volume

WA-389-P: Caterina Prospect Amplitude Variation with Offset

Near Top Mungaroo Amplitude Map


WA-388-P
WA-389-P
Section line


NEAR TRACES


MID TRACES


FAR TRACES


PNG

PAPUA NEW GUINEA

Cue Energy Resources Limited

P'Nyang
Juha
Hides
Moran
Agogo
Kutubu
Gobe
SE Gobe
PPL 190
PDL 3
Kimu
PRL 8
Barikewa
PRL 9
Fold Belt
Foreland
Mt Hagen
Goroka
Lae
Kerema
KUMUL MARINE TERMINAL
PORT MORESBY
PNG LNG Project
0 50 KILOMETRES

LOCATION
PAPUA NEW GUINEA

LEGEND
Oil Field
Gas Condensate Field
CUE Permit
Proposed gas pipeline
Oil pipeline

PRL9 - Barikewa Gas Field



PRL9 - Barikewa
Base Darai
Planned PNG LNG Gas Pipeline
Possible Barikewa -3 Location

JV Participants	Participating Interest
Santos Ltd	42.553% (Operator)
Oil Search (PNG) ltd	42.5535 %
Cue PNG Ltd	14.894%

- Barikewa is a potentially large resource
  - Mean – 1.5 Tcf
  - P_{10} – 2.6 Tcf

  (Source - Oil Search)
- Recently acquired 60 km 2D seismic data over field
- Planning to drill Barikewa-3 appraisal well in Q1/Q2 2011

... adjacent to PNG LNG infrastructure


Cue Energy Resources Limited
OIL & GAS/CONDENSATE
PROSPECTS

PEP 51313 Permit



N
Kiwa – 1
Hector - 1
PEP
38483
PEP
51321
New Zealand
Hine
Pukeko
Paikea
Te Whatu
Rehua
Maari
Moki - 1
Moki - 2
Manaia
Matariki
Matariki
Strat-Play
North
Tasman -1
Puanga
Puanga-iti
Takurua
Tasman-1
Fresne-1
Scale
10km
Legend
Cue Permit
New 3D Seismic
Oil Fields
Prospects
Leads
Wells

Source: Todd Petroleum 2009

JV Participants	Participating Interest
Todd Exploration Ltd	50% (Operator)
Horizon Oil (New Zealand) Limited	30%
Cue Taranaki Pty Limited	**20%**

- Matariki 3D acquisition in 2Q, 2010
- Te Whatu 2D acquisition in early 2011

	Oil in Place Mean (MMstb)	Oil Resource Mean (MMstb)	Solution Gas Mean (BCF)
Matariki structural	366	115	38
Matariki stratigraphic	366	116	140
Pike structural	81	25	19
Te Whatu structural	302	97	29
Pukeko and Paikea	194	63	19

PEP 51149 Permit



NEW ZEALAND
New Plymouth
Kaimiro Gas Field
Goldie Oil Field
Ngatoro Gas and Oil Field
Pungarehu
Tohu
New 2D seismic
Mt Taranaki
Burgess-1
Rahotu-1
Tipoka
3D seismic
Kina
Te Kiri
Te Kiri-1
PEP 51149
Cue 20%
Legend
Cue Permit
Oil Fields
Gas Fields
Prospects
Leads
Wells
Kapuni Gas Field
Scale 5km

Source: Todd Petroleum 2009

JV Participants	Participating Interest
Todd Exploration Ltd	40% (Operator)
Mighty River Power Gas Investments Ltd	30%
Cue Taranaki Pty Limited	**20%**
Mosaic Oil Limited	10%

- **Drilling decision on Te Kiri in 3Q, 2010**

	Mean GIP (Bcf)	Mean Rec. Res. (Bcf)	Mean Cond. Res. (MMbbls)
Te Kiri prospect	272	168	5.6
Tohu lead	401	252	8.5
Pangarehu lead	1400	740	26

T/37P + T/38P BASS BASIN PERMITS



VICTORIA
TASMANIA
Konkon 1
Seal 1
T/45P
(Rawson Resources)
Toolka 1
Koorkah 1
Cormorant 1
King 1
T06-3
(Tap?)
Barramundi 1
CUEBASS08
2D Seismic Survey outline
Duke Energy International
Tasmanian Gas Pipeline
N
Bass 1
Trefoil 1
Yolla
T/44P
(Origin)
White Ibis 1
Bass 3
T/18P
T/RL1
Tarook 1
Poonboon 1
T/38P
Tilana 1
Bass 2
Yurongi 1
Dondu 1
T/37P
Nangkero 1
Squid
T/41P
Chat 1
Narimba 1
Flinders 1
Pelican 1
Pelican 5
Pipipa 1
T/39P
Peejay
T/42P
T/43P
Durroon 1
Spikey Beach Prospect
Tasmanian Devil 1
Smithton
gas pipeline
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (50% interest Operator)
Beach Petroleum farm-in area (Cue 10% interest)
AUSTRALIA
Devonport
Tasmania
Launceston
0
25Km

JV Participants	Participating Interest
Cue Energy Resources Ltd	50% (Operator) *
Exoil Limited	50% *
* 10% interest on Spikey Beach Block, Beach Energy Limited 80%	

- Recent industry success reported at Trefoil and Rockhopper
- NW Nangkero prospect
  - Potential mean GIIP: 372 BCF
  - 20km SE of Yolla field
- Cue seeking to farmout

... focus of renewed industry interest

AC/RL7 ASHMORE CARTIER



Western Australia
AC/RL7
Cash-Maple Field
Cue 20%
Recoverable gas (BCF) POTENTIAL
1P equiv
2P equiv
3P equiv
290
640
1430
~200km
~700km
Sunrise-Troubadour
Evan Shoals
Bayu-Undan
Challis/ Cassini
Skua
Crux
Scott Reef
Ichthys
Brecknock
Darwin
Gas Field
Pipeline
AC/RL7
Scale 200km

... future production potential

PRODUCTION UPDATES

Cue Energy Resources Limited


PAPUA NEW GUINEA
SOUTH EAST GOBE FIELD
Cue Energy Resources Limited
PPL219
Gobe Main Field
PDL4
PPL206
PDL3
PPL190
Makas
Wasuma
South East Gobe Field
Gobe 2X
Gobe 7A
Gobe 4
Gobe 3X
SEG 1
SEG 2
SEG 10
SEG 12
SEG 13
SEG 14
Saunders_1
SEG UNIT
Bilip_1
Cobra -1A
N99-215
Beaver_1
Tabe
Iehi-1
0
5
KILOMETRES
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline
Retention licence appl area
... provides base income

SAMPANG PSC – INDONESIA



113°00' E
113°30' E
114°00' E
07°00' S
07°30' S
9 200 000mN
700 000mE
750 000mE
Madura
Bangkalan
Sampang
Pamekasan
Sumenep
Surabaya
Sidoarjo
Pasuruan
Grati
Probolinggo
Besuki
Puteran
Genteng
Raja
Geger (Java)-1
Konang-1
Jambu-1
Sumberlantang 1
Arnih Rancak 1
Tanjung-001
Kecodur Barat 1
Bujur Tengah-1
Bujur Timur-1
Durbuk-1
Mandala-1
Prancak-1
Gunung Kembar-1
Sumenep-1
Kertegeneh Field
Camplong-1
Gugul-1
MW-1
Madura Offshore PSC
Wortel
Persik
Kentang
AREA II
Oyong Field
Rambat
Jalar
Herbras Utara
AREA III
Herbras-1
Paus
Tongkol
Ubur-Ubur
CD-1
XX-1st
MDB-1
MS1-1
Pare
AREA I
Bakung
Kacang Panjang
Enau
Flamboyan
KE-11C
KE-11H
KE-11G
Porong-1
28" Diameter Pipeline
Madura Strait
0
10
20
Kilometres
LEGEND
Mundu
Kujung Fm
Plio-Pleistocene
Mid - Lt Miocene Clastics
Oil Field
Gas Field
MALAYSIA
INDONESIA
Sumatra
Java
Location

Source Santos Ltd

DEVELOPMENT CONCEPT


Java Sea
Madura
Sumenep
Sampang
Gresik
Surabaya
7 Km Pipeline
Fso
Production Barge
Oyong Platform
Oil Phase
Future Development
Madura
Strait
Development Completed
60 km Pipeline
PGN Pipeline
Grati
Trans Java Pipeline
Onshore Gas Processing Plant
Gas Phase
Probolinggo
Leces
East Java

Source Santos Ltd

... three stage development

WORTEL GAS DISCOVERY

Cue Energy Resources Limited



Wortel
Madura Strait

Limit of Oyong 3D seismic

Wortel-1

Wortel-2

Pare Lead

Oyong Field (3D detail mapping)

1200

1300

1400

1500

1600

RECOVERABLE GAS POTENTIAL (BCF)		
LOW	MID	HIGH
60	100	130

- Gas
- Gas above oil
- Oil
- Limit of Wortel reservoir

1km

Contour interval 20m

Depth Map

... tie to Oyong

cue
Cue Energy Resources Limited

WORTEL GAS DISCOVERY

- 140 metre gas column above gas/water contact
- Reservoir younger than at Oyong
- Tie back to Oyong
- Plan of development submitted to government
- First gas 3Q 2011
- Estimated CAPEX US$113 million
- Cue share US$17 million


Cue Energy Resources Limited
NEW ZEALAND
MAARI OIL FIELD
5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
Manaia -1
Maui-4
Water depth approx
100m
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil
Auckland
NEW ZEALAND
OMV (Operator) 69%
Todd 16%
Horizon 10%
Cue 5%
Pohokura
5%
New Plymouth
Kaimiro
Tui area fields
Maui
Kapuni
Kupe South
40km
... upside potential in Maari & Manaia

MAARI DEVELOPMENT SCHEME

Wellhead Platform



Floating Production Storage
Offloading (FPSO)



Anchor chains

Production
and water
injection
wells

Subsea Production, Test,
Water Injection, and Umbilical

Source OMV New Zealand

... development completed

MAARI OIL DEVELOPMENT


CAPE EGMONT FAULT
ZONE
FAULT
MAARI
Maari-1A (1998)
Moki-1 (1983)
Maari-2
Moki-2A (1985)
MANAIA
Maui-4 (1970)
KIWI

- Platform, FPSO installed, Development drilling completed
- First oil 1Q 2009
- Initial rate ~ 35,000 bopd
  Cue share ~ 1,750 bopd

- P_{50} oil reserves ~ 52 million barrels
  Cue share ~ 2.6 million barrels
  (area upside ~ 20+ mmbbls)

- Capital cost ~ US$660 million gross
  Cue share ~ US$33 million
  Project loan facility US$20 million

... substantial oil production increase

Maari and Manaia oilfields

Cue Energy Resources Limited


Manaia Oil Field
Maari Oil Field
Top M2A
Top Moki Fmn
Top Mangahewa Fmn
Top Mangahewa Sst
Approx 7 km
PSTM seismic


SW
NE
Maari
Well Head Platform
Maui-4
6 km
Depth mSS
Source: OMV Oct 2009
Plio-Pleistocene
Miocene
Oligocene
Eocene
Manganui Formation
Manaia Moki Sandstone Appraisal Opportunity
M2A Sandstone
Moki Sandstone
Lower Manganui Fm
Ngatoro Group
Mangahewa Fm
Maari Mangahewa Sandstone Appraisal Opportunity
Manaia Structure
Maari Structure
0
100
1000
2000


Top Mangahewa Sandstone
Depth Map
Maari Oil Field
Maari WHP
South Maari
Manaia Well path
Approx 7km
Manaia Oil Field
Maui-4
Scale 5km

cue

Cue Energy Resources Limited

SUMMARY

WHY INVEST IN CUE

- Balanced portfolio
  - Large increase in oil production
  - Gas production
  - Appraisal drilling
  - Exploration drilling
  - Quality exploration acreage
  - Very large gas upside



IT'S ALL ABOUT PERFORMANCE